<u>**VIA EDGAR: VIA FORM RW**</u>

Securities and Exchange Commission   10-28-2024

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Entrex Production and Installation Company, Inc

Application for Withdrawal on Form RW

for Regulation 1A filing (Filing: 0002035567-24-000014)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "<u>Securities Act</u>"), **Entrex Production and Installation Company, Inc** (the "<u>Company</u>") respectfully requests that the Securities and Exchange Commission (the "<u>Commission</u>") consent to the withdrawal of the Company's Regulation 1A filing submitted 10/28/2024 **(Filing: 0002035567-24-000014)** together with all exhibits and amendments thereto (collectively, the "<u>Submission</u>" (Filed via EDGAR on October 28, 2024).

The Company requests withdrawal of the 10/28/2024 Submission which was filed in error due to some filing browser technology challenges. The filing erroneously was submitted as an initial 1A while should have been filed as amended (1AA).

Accordingly, the Company hereby respectfully requests that the withdrawal of the 1A submission as of the date hereof, If you require additional information, please do not hesitate to contact the undersigned at (954) 856-6659.

Very truly yours,

/s/ Stephen H. Watkins

Stephen H. Watkins

Chief Executive Officer